ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

September 14, 2012	Chetan Aras
(617) 235-4814
chetan.aras@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Chad Eskildsen

Re: AGIC Convertible & Income Fund (File No. 811-21284); AGIC Convertible & Income Fund II (File No. 811-21338); AGIC Equity & Convertible Income Fund (File No. 811-21989); AGIC Global Equity & Convertible Income Fund (File No. 811-22067); AGIC International & Premium Strategy Fund (File No. 811-21724); Allianz Funds (File Nos. 33-36528 and 811-6161); Allianz Funds Multi-Strategy Trust (File Nos. 333-148624 and 811-22167); Allianz Global Investors Managed Accounts Trust (File Nos. 333-92415 and 811-09721); and PCM Fund, Inc. (File No. 811-7816) (the “Registrants”)

Dear Mr. Eskildsen:

On July 27, 2012, you provided oral comments on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registrants’ annual reports (each, an “Annual Report,” and collectively, the “Annual Reports”) for the periods ended as of the dates indicated parenthetically below:

•	AGIC Convertible & Income Fund (period ended February 29, 2012);

•	AGIC Convertible & Income Fund II (period ended February 29, 2012);

•	AGIC Equity & Convertible Income Fund (period ended January 31, 2012);

•	AGIC Global Equity & Convertible Income Fund (period ended August 31, 2011);

•	AGIC International & Premium Strategy Fund (period ended February 29, 2012);

•	Allianz Funds (period ended June 30, 2011);

•	Allianz Funds Multi-Strategy Trust (period ended November 30, 2011);

•	Allianz Global Investors Managed Accounts Trust (period ended October 31, 2011); and

September 14, 2012

•	PCM Fund, Inc. (period ended December 31, 2011).

Your comments reflected that the Staff had also reviewed the prospectuses and statements of additional information of some of the Registrants for comparison purposes.

You requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff’s comments on the Annual Reports are set forth below.

Allianz Funds (the “Trust” for purposes of these responses, and each series thereof, a “Fund”)

Prospectus

1.	Comment: The Staff notes that the Annual Fund Operating Expenses table for certain series of Allianz Funds (e.g., Allianz NFJ Mid-Cap Value Fund (formerly known as Allianz NFJ Renaissance Fund), Allianz NFJ Small-Cap Value Fund, Allianz AGIC Emerging Markets Opportunities Fund and Allianz RCM Technology Fund) does not include a column for Acquired Fund Fees and Expenses. Please confirm for the Staff that this omission is consistent with the requirements of Form N-1A.

Response: The Trust confirms, for each of its series that invests in shares of “Acquired Funds” (as defined in Form N-1A) but does not disclose Acquired Fund Fees & Expenses in the Annual Fund Operating Expenses table, that the fees and expenses incurred as a result of the investment in such shares, if any, do not exceed 0.01% of average net assets of such series. An expense table column for Acquired Fund Fees and Expenses is therefore not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

Annual Report

2.	Comment: Please explain why certain series of Allianz Funds report interest expense in the Statement of Operations but do not include borrowing-related disclosure in the Notes to Financial Statements.

Response: The Trust respectfully submits that the interest expense reported in the Statement of Operations for certain of its series (e.g., Allianz AGIC Opportunity Fund, Allianz NFJ Large-Cap Value Fund and Allianz NFJ Mid-Cap Value Fund) is attributable to overdraft charges from State Street Bank & Trust Company, which serves as the Trust’s custodian and accounting agent. Note 4 to the Notes to Financial Statements in the annual report discloses that each Fund is responsible for certain expenses, including “the costs of borrowing money, including interest expenses and bank overdraft charges.”

3.	Comment: Please explain why distribution fees are still being paid by Class B shareholders if such shares are no longer offered.

Response: FINRA has expressly stated that if a fund, such as a fund that is closed to new investors, generates no sales or discontinues selling its shares, Rule 2830 does not require

September 14, 2012

the fund to stop collecting distribution fees. Rule 2830 requires a closed fund to stop paying distribution fees (and deferred sales charges) once its remaining amount under the cap is zero, though it may continue to pay servicing fees. Allianz Funds respectfully submits that this Rule also applies to a share class that is closed to new investors, such as the Trust’s Class B shares. Furthermore, the Trust notes that the prospectus discloses that Class B shares purchased after September 30, 2004 automatically convert into Class A shares after they have been held for seven years and are not subject to distribution fees after the conversion.

4.	Comment: Please include a statement that additional information about the Trustees is included in the Statement of Additional Information.

Response: Pursuant to Item 27(b)(6) of Form N-1A, Allianz Funds will revise the disclosure under Trustees of Allianz Funds in future shareholder reports filed on Form N-CSR as follows (additions denoted by underlining):

The chart below identified the Trustees of the Trust. The “interested” Trustees defined by the 1940 Act, are indicated below. Unless otherwise indicated, the correspondence address of all persons below is: 1633 Broadway, New York, New York 10019. The Funds’ Statement of Additional Information contains additional information about the Trustees. The Statement of Additional Information is available without charge, upon request, by calling 1-800-988-8380 (retail classes: A, B, C, D & R) or 1-800-498-5412 (Class P, Institutional and Administrative Classes).

5.	Comment: As stated in the Annual Report for Allianz Funds, as of June 30, 2011, the RCM Global Commodity Equity Fund (formerly known as RCM Global Resources Fund) had 71% of its assets invested in U.S. issuers. Please explain why the use of the word “Global” is not misleading in the name of this Fund.

Response: The percentage figures in the Trust’s Annual Report denoting the portion of assets invested in the United States are not calculated using the same classifications of issuers that are applied in the RCM Global Commodity Equity Fund’s day-to-day compliance systems, which track the definitions and investment restrictions described in the Fund’s prospectus. The first paragraph of the Fund’s Fund Summary in its prospectus discloses that under normal circumstances, the Fund will invest a minimum of 1/3 of its assets in non-U.S. securities and will invest in at least eight countries including the United States.

The Trust notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with either of these terms in their

September 14, 2012

names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. By committing to invest normally at least 1/3 of its assets in non-U.S. securities and in at least eight different countries, the Trust believes that the Fund has established a reasonable definition of the term “global” as used in its name and has a portfolio of investments that are tied economically to a number of countries throughout the world. As the Fund invests in accordance with these policies, the Trust respectfully submits that the use of the word “Global” remains appropriate in the name of the Fund.

Furthermore, by way of comparison, subsequent shareholder reports state that as of December 31, 2011, the Fund had approximately 47.8% of its net assets invested in non-U.S. issuers and as of June 30, 2012, the Fund had approximately 41.2% of its net assets invested in non-U.S. issuers.

6.	Comment: The Schedules of Investments for the International Funds breaks out investments by country. Please explain why these schedules are not broken out by industry as required by Regulation S-X § 210.12-12.

Response: The Trust respectfully submits that it believes the Schedules of Investments for the International Funds is appropriate and complies with Regulation S-X § 210.12-12. Regulation S-X § 210.12-12 provides that securities within the Schedules of Investments be categorized by (i) type of investment and (ii) the related industry, country, or geographic region of the investment. The Trust believes that the applicable Funds’ Schedules of Investments within the Annual Report are categorized in accordance with the requirements of Regulation S-X § 210.12-12. Nevertheless, in response to the comment, the Trust has broken out the Schedules of Investments for the International Funds by industry in its next Annual Report for the reporting period ended June 30, 2012 and undertakes to continue to do so in future shareholder reports.

Allianz Funds Multi-Strategy Trust (the “Trust” for purposes of these responses, and each series thereof, a “Fund”)

7.	Comment: Management’s Discussion of Fund Performance for the Target Date Funds lists underlying funds but does not distinguish between the “defensive” and “return-generating” asset categories that are referenced in the prospectuses. Please explain how the current disclosure is best for shareholders.

Response: Allianz Funds Multi-Strategy Trust respectfully submits that the breakdown between the “defensive” and “return-generating” asset categories is not necessarily a fund-by-fund breakdown but may look through the underlying funds. As such, the Trust believes that the categorization is better suited to a discussion of process, as is the case in the prospectus disclosure, rather than in shareholder reports.

September 14, 2012

8.	Comment: The Annual Report references average credit quality for the RCM Short Duration High Income Fund. FINRA Rule 2210(d)(1) do not permit this disclosure.

Response: Allianz Funds Multi-Strategy Trust will remove references to “average credit quality” for the RCM Short Duration High Income Fund in future shareholder reports filed on Form N-CSR.

9.	Comment: Please consider disclosing class-specific fees (e.g., sub-transfer agency, servicing and distribution fees) as one number in the Statement of Operations with class-specific breakdown provided in the footnotes. The Staff notes that the current disclosure is compliant but that the Chief Accountant’s office believes that this proposed presentation might streamline the presentation.

Response: Allianz Funds Multi-Strategy Trust has considered revising the disclosure in accordance with the Staff’s comment but currently does not intend to do so in future shareholder reports. The Trust submits that the current presentation is concise, user-friendly and not inconsistent with the applicable disclosure requirements.

10.	Comment: Please consider disclosing in future shareholder reports the dollar amounts of expenses that have been waived and are recoupable under the expense limitation agreements, along with corresponding expiration dates (similar to the disclosure of capital loss carryforwards).

Response: Allianz Funds Multi-Strategy Trust has taken this comment under advisement, and will consider making the requested change in filings going forward.

11.	Comment: The Schedule of Investments for certain series of Allianz Funds Multi-Strategy Trust (e.g., NFJ Global Dividend Value Fund, RCM China Equity Fund, RCM Global EcoTrends Fund and RCM International Small-Cap Fund (formerly known as AGIC International Growth Opportunities Fund)) breaks out investments by country. Please explain why these schedules are not broken out by industry as required by Regulation S-X § 210.12-12.

Response: Allianz Funds Multi-Strategy Trust respectfully submits that it believes the Schedules of Investments for the applicable Funds are appropriate and comply with Regulation S-X § 210.12-12. Regulation S-X § 210.12-12 provides that securities within the Schedules of Investments be categorized by (i) type of investment and (ii) the related industry, country, or geographic region of the investment. The Trust believes that the Funds’ Schedules of Investments within the Annual Report are categorized in accordance with the requirements of Regulation S-X § 210.12-12. Nevertheless, in response to the comment, the Trust will break out the Schedules of Investments for these funds by industry in future shareholder reports filed on Form N-CSR.

September 14, 2012

AGIC Global Equity & Convertible Income Fund

12.	Comment: According to the Annual Report for the AGIC Global Equity & Convertible Income Fund, as of August 31, 2011, the Fund had 60.6% of its assets invested in U.S. issuers. Please explain why the use of the word “Global” is not misleading in the name of this Fund.

Response: The AGIC Global Equity & Convertible Income Fund intends to invest, under normal circumstances, at least 40% of its total assets in securities of issuers that are tied economically to countries other than the United States, and to have exposure to at least eight different countries (including the United States). As of August 31, 2011, the Fund held 60.6% of its common stock holdings in non-U.S. issuers. However, the Fund’s total assets are comprised of various other investments in addition to common stock (e.g., convertible preferred stock and warrants). As of August 31, 2011, the Fund held approximately 40.9% of its total assets in securities of non-U.S. issuers. Thus, the Fund respectfully submits that the use of the word “Global” remains appropriate in the name of the Fund. Please also see the response of Allianz Funds in Comment 5 above regarding the Staff’s interpretation of the use of the word “Global.”

AGIC International & Premium Strategy Fund

13.	Comment: Given that the AGIC International & Premium Strategy Fund did not disclose outstanding options transactions in its Annual Report, as of February 29, 2012, please provide an explanation on how the Fund is following its investment objective and why the fund name (which includes the word “Premium”) is not misleading.

Response: The AGIC International & Premium Strategy Fund respectfully submits that the Fund is operating in accordance with its option writing strategy and that its name remains appropriate. In 2010, the Fund’s Board of Trustees approved revisions to the Fund’s option writing strategy, which the Fund’s investment manager announced as follows, initially by press release and subsequently incorporated a variation of this statement into its annual report for the period ended February 28, 2011:

In implementing [the Fund’s] Option Strategy, the sub-adviser will “sell” or “write” call options on stocks held in the Fund’s international equity portfolio and on equity indexes. When the Fund writes a call option on an individual stock held in the international equity portfolio, it will generally do so with respect to approximately 70% of the value of the position, and when it writes a call option on an equity index, the face or notional amount of the index subject to the option will generally be equal to approximately 70% of the value of the corresponding securities in the international equity portfolio. Therefore, if the Fund determines to write call options on all or substantially all of the securities held in the international equity portfolio, it is expected that the Fund will have written call options positions with respect to

September 14, 2012

approximately 70% of the aggregate value of the international equity portfolio. However, the extent of the Fund’s use of the Option Strategy will vary depending on market conditions and other factors, and the Fund may determine from time to time to write call options (whether they be on individual stocks and/or or on equity indexes) with respect to only a portion, or none, of the securities held in the international equity portfolio.[1]

Thus, the Fund may choose not to enter into options transactions from time to time while still operating within the parameters of its strategy.

Allianz Global Investors Managed Accounts Trust (the “Trust” for purposes of these responses, and each series thereof, a “Fund”)

14.	Comment: The Staff notes that the assets of Fixed Income SHares: Series C were invested approximately 7.9% in Banking, 21% in Financial Services and 5.1% in Insurance, as of October 31, 2011. Please provide an explanation for why the Fund has not provided specific financial sector disclosure in the “Principal Investments and Strategies of Each Portfolio” or “Summary of Principal Risks” sections of the prospectus.

Response: The Trust respectfully submits that the current prospectus disclosure is appropriate and consistent with Form N-1A. Fixed Income SHares: Series C seeks to achieve its investment objective (maximum total return, consistent with preservation of capital and prudent investment management) by normally investing substantially all (and at least 80%) of its net assets (plus borrowings made for investment purposes) in a portfolio of U.S. and foreign fixed income instruments. Investments in the financial sector are not a part of the principal investment strategy of the Portfolio. Rather, such investments are a byproduct of the Portfolio’s investment strategy. Nevertheless, the Portfolio does disclose among its principal risks an Issuer Non-Diversification Risk, which the prospectus describes as follows: “by focusing investments in a small number of issuers, industries, foreign currencies or regions, the Portfolio may be more impacted by risks associated with a single issuer or a single economic, political or regulatory occurrence than a more diversified portfolio might be.” Thus, in sum, the Trust believes the Portfolio’s principal investment strategy is appropriately described under “Principal Investments and Strategies of Each Portfolio,” and the Portfolio’s principal risks are appropriately identified and described under “Principal Investments and Strategies of Each Portfolio” and “Summary of Principal Risks,” respectively.

* * * * *

[1]

Press Release, Allianz Global Investors Fund Management LLC, Revisions to the Descriptions of the Option Writing Strategies of: Nicholas-Applegate Equity & Convertible Income Fund, Nicholas-Applegate International & Premium Strategy Fund and Nicholas-Applegate Equity & Convertible Income Fund (June 29, 2010), available at http://www.allianzinvestors.com/Products/ClosedEndFunds/Pages/RevisionstotheDescriptionsoftheOptionWritingStrategiesofNicholas-ApplegateEquityConvertibleIncomeFund,Nicholas-ApplegateInt.aspx?tabId=26.

September 14, 2012

As requested, on behalf of the Registrants, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to these filings; (ii) the Commission’s staff’s review of these filings, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Registrants will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to call me (at 617-235-4814) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Chetan Aras

Chetan Aras, Esq.

cc:	Brian S. Shlissel
Lawrence Altadonna
Thomas J. Fuccillo, Esq.
Wayne Miao, Esq.
Debra Rubano, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.